OMV Aktiengesellschaft

OMV Investor News

November 5, 2007

OMV and IPIC sign Memorandum of Understanding for joint E&P projects

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, today signed a Memorandum of Understanding with International Petroleum Investment Company (IPIC), OMV's second largest shareholder, to pursue upstream projects in the Middle East, North Africa and the Caspian Region – all of which are amongst OMV's E&P core regions where the company has already established a significant presence. Both companies agreed to share their expertise and knowledge relevant to assessing future projects. IPIC and OMV believe that this is a natural step in the development of their deepening partnership and cooperation. Both companies are in a position to complement each other, IPIC with its regional relationships and OMV with its technical and geological know how.

Just in May 2007, OMV opened an office in Abu Dhabi to improve the screening of business opportunities and the coordination of existing activities in the region. IPIC has been OMV's shareholder since 1994 and today holds 17.6% of OMV.

Helmut Langanger, OMV Executive Board member for Exploration and Production, stated: "This Memorandum of Understanding is another important step for strengthening the excellent cooperation with one of our major shareholders and helps us in our plans to further grow in our Middle Eastern, North African and Caspian E&P core regions."

Khadem Al Qubaisi, IPIC Managing Director said: "With this agreement IPIC will, in addition to Downstream and Petrochemicals, expand its investment activities to Exploration and Production with a world class partner. In the future IPIC will also increase cooperation with other UAE based companies and help them add value to their enterprises."

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 19 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves at the end of 2006 are approximately 1.3 bn boe.

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Background information:

OMV and IPIC: a strong strategic alliance

The International Petroleum Investment Company (IPIC), an internationally active, strategic investment company from Abu Dhabi, holds a 17.6% stake in OMV Aktiengesellschaft. This makes IPIC the second largest shareholder of OMV after Österreichische Industrieholding AG (ÖIAG).

IPIC

International Petroleum Investment Company (IPIC) was founded in 1984 by the Government of Abu Dhabi to undertake strategic investments in hydrocarbon industry outside Abu Dhabi. IPIC's first investment was in 1988 when it acquired 10% equity in Spanish integrated oil company CEPSA, and the most recent was in September 2007 when IPIC acquired 20% of Cosmo: a major Japanese integrated oil company. IPIC's expanding portfolio includes a dozen companies which are valued in excess of USD 10 bn. IPIC's investment in OMV dates back to 1994.

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 19 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – September and Q3 2007 on November 15, 2007

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